

December 2, 2013

<u>Via E-mail</u>
Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
171 Hillpointe Drive, Suite 301
Canonsburg, Pennsylvania 15317

   Re: **Rice Energy Inc.**
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted October 3, 2013
     CIK No. 1588238

Dear Mr. Rice:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Recent Developments, page 7</u>

<u>Utica Shale—Development Agreement and Area of Mutual Interest Agreement, page 7</u>

1. Please file the Development Agreement and Area of Mutual Interest Agreement with Gulfport Energy Corporation as exhibits. Please see Item 601(b)(10) of Regulation S-K.

Business, page 83

Our Properties, page 85

Operating Data, page 89

2. We note that you have updated the table on page 89 to present certain operational data as of September 30, 2013; however, the summary information relating to the "Marcellus Average" and "Marcellus Producing Well Count by Period" does not in all instances appear to reflect the updated data as of September 30, 2013. Please advise or revise the referenced summary information.

Executive Compensation, page 106

3. We note your response to prior comment 28. Please revise your filing to disclose and clarify the material terms of the outstanding incentive units. For example, please revise to clarify how the units vest, and the significance of vesting. In addition, please clarify the payout triggers for the units, and provide relevant examples. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-1

4. Tell us why you removed pro forma information unrelated to the elimination of your former Class B common shares. For example, you previously indicated adjustments would be provided for the sale of shares in the initial public offering, repayment of debt under the revolving credit facility, tax impact of conversion to a C corporation, and earnings per share. Unless you are able to show that the effects would not be material to investors, pro forma information may be necessary to comply with SAB Topic 1:B.2. If you only have a limited number of pro forma adjustments that are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma financial statements pursuant to Regulation S-X Rule 11-02(b)(1).

Rice Drilling B LLC and Subsidiaries

Financial Statements

5. Please update the historical and pro forma financial statements in your filing to comply with Rule 3-12 and Article 11 of Regulation S-X.

Supplemental Information on Gas-Producing Activities (Unaudited), page F-16

Revision of Previous Estimates, page F-16

6. Various disclosures on page F-16 refer to estimates of proved oil reserves. As you have not disclosed any proved oil reserves, we re-issue comment 40 in our letter dated November 1, 2013 relating to amending your filing to remove such references.

7. The disclosure on page F-16 refers to "estimates of proved natural gas and oil reserves prepared by company engineers" and "audited by the independent consulting firm of Netherland, Sewell and Associates, Inc." We note this disclosure appears to conflict with the disclosure found on page 95 and elsewhere on pages 96 through 97 which states "our reserve estimates as of December 31, 2012 and 2011 and as of September 30, 2013 included in this prospectus were based on evaluations prepared by the independent engineering firms of NSAI and Wright & Company."

    We re-issued comment 41 in our letter dated November 1, 2013 relating to amending your filing to clarify if the quantities of your proved reserve presented therein are those as estimated by your independent third party engineers or those as estimated by the Company's internal engineers and subsequently audited by the third party's engineers. Please advise or amend your disclosure to remove any ambiguous or contradictory attributions. For additional guidance on the definition of the term "reserves audit," please refer to Item 1202(a)(9) of Regulation S-K.

8. We have read your response to comment 42 in our letter dated November 1, 2013 and note you have incorporated the costs of abandoning your properties as part of the production costs disclosed on page F-17 and F-19.

    Please tell us why you consider these costs to be part of your production costs rather than part of your future development costs. Also, please amend the disclosure on page F-16 which states "future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves" to acknowledge such expenditures include the cost of abandoning your properties.

Exhibits

9. We note your response to prior comment 46. Please provide your analysis with respect to whether you are required to file the Limited Liability Company Agreement of Rice Energy Appalachia, LLC under Item 601(b)(10)(iii) of Regulation S-K. In that regard, we note that it appears that the terms of the incentive units are set forth in such agreement. Similarly, please file the agreements that will govern the terms of the incentive units after the corporate reorganization and the offering.

General

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

  Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

  You may contact Mark Wojciechowski at (202) 551-3759 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

         Sincerely,

         /s/ Brad Skinner for

         H. Roger Schwall
         Assistant Director

cc: Via E-mail
    Matthew R. Pacey
    Vinson & Elkins LLP